Kaufman & Canoles, P.C. Two James Center 1021 East Cary Street, Suite 1400 Richmond, VA 23219

Mailing Address Post Office Box 27828 Richmond, VA 23261
T (804) 771.5700
Bradley A. Haneberg	F (804) 771.5777
(804) 771.5790
bahaneberg@kaufcan.com	kaufCAN.com

March 7, 2014

Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.
Registration Statement Amendment No. 1 to Form S-3
Filed February 20, 2014
File No. 333-193563

Dear Mr. McTiernan:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and in response to the oral comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on February 25, 2014, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein. We have also enclosed four redlined copies of the Amendment for your review.

Selling Stockholders, page 3

1.	Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. Additionally, please clarify, if true, that such affiliates of broker-dealers (i) purchased the shares being registered in the ordinary course of business and (ii) at the time of purchase, had no agreements or understandings to distribute the securities.

The Issuer acknowledges this comment and has revised the Registration Statement on pages 3, 4 and 6 to provide the requested information.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

March 7, 2014

Thank you in advance for your assistance in reviewing this response to the Registration Statement. Should you have any questions with respect to the above response, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg